Jeffrey A. Sherman jeff.sherman@FaegreBD.com Direct +1 303 607 3649 Mobile +1 303 877 3383	Faegre Baker Daniels LLP 3200 Wells Fargo Center 1700 Lincoln Street Denver Colorado 80203-4532 Phone +1 303 607 3500 Fax +1 303 607 3600

March 25, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             The Spectranetics Corporation
Registration Statement on Form S-3
Filed March 11, 2013
No. 333-187172

Dear Ladies and Gentlemen:

On behalf of our client, The Spectranetics Corporation, (the “Company”), we are pleased to file via EDGAR a copy of Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Amendment No. 1”).

To assist the staff in its review of Amendment No.1, we have set forth below the staff’s comment from its letter dated March 21, 2013, along with the response of the Company:

1.                                      We note your disclosures that your debt securities and warrants are governed by New York law. Therefore, the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) with regard to those securities must address New York law. Given that the opinion that you filed as exhibit 5.1 excludes New York law, please file an appropriate opinion to address whether the debt securities and warrants will, when sold, be binding obligations of the registrant.

Response:  We have filed as Exhibit 5.1 to Amendment No. 1 a revised opinion that no longer excludes New York law and addresses whether the debt securities and warrants will, when sold, be binding obligations of the registrant.

If we can facilitate the Staff’s review of Amendment No. 1, or if the Staff has any questions on any of the information set forth in this letter, please call me at (303) 607-3649 or (303) 877-3383 or email me at

jeff.sherman@faegrebd.com. You may also telephone Douglas Wright at (303) 607-3671 or email him at douglas.wright@faegrebd.com. Thank you again for your time and consideration.

Very truly yours,

FAEGRE BAKER DANIELS LLP

/s/Jeffrey A. Sherman
Jeffrey A. Sherman